UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

________________________

Amrecorp Realty Fund II
(Name of Subject Company)

Robert J. Werra
(Names of Filing Persons - Offeror)

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(Cusip Number of Class of Securities)

Robert J. Werra 2800 North Dallas Parkway Suite 100 Plano, Texas 75093 Telephone: (972) 836-8000	Copies to: C. William Blair, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3553
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or    Schedule and the date of its filing.

Amount Previously Paid:   Filing Party:

Form or Registration No.:   Date Filed:

☒Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☒  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Robert J. Werra and relates to a pre-commencement communication by Mr. Werra with respect to the units of limited partnership interests of Amrecorp Realty Fund II (the “Partnership”).

On May 3, 2007, Robert J. Werra sent a letter to limited partners of the Partnership announcing his intention to commence a cash tender offer for all outstanding units of limited partnership interest of the Partnership not owned by him. Upon commencement of his tender offer, Mr. Werra will file with the Securities and Exchange Commission a Schedule TO and related exhibits. Limited partners of the Partnership are advised to read these documents when they become available because they will contain important information. The Schedule TO and related exhibits will be available without charge at the SEC’s website at www.sec.gov and will be mailed without charge to all limited partners.

Items 1 through 11.

Not Applicable.

Item 12. Exhibits.

99.1     Letter to Limited Partners of Amrecorp Realty Fund II, dated May 3, 2007.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

EXHIBIT INDEX

Exhibit
   No.                 Description

99.1     Letter to Limited Partners of Amrecorp Realty Fund II, dated May 3, 2007